June 1, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E., Room 4415
Washington, D.C. 20549-4631

Attn:	Ms. Anuja A. Majmudar

Re:	ZIM Integrated Shipping Services Ltd. Registration Statement on Form F-1 Registration No. 333-256663

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on June 3, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Michael Kaplan of Davis Polk & Wardwell LLP at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com with any questions or comments with respect to this letter.

Sincerely,

ZIM INTEGRATED SHIPPING SERVICES.

By:	/s/ Eli Glickman
Name: Eli Glickman
Title: Chief Executive Officer and President of the Company

Via EDGAR

CC: Michael Kaplan., Davis Polk & Wardwell LLP

Pedro J. Bermeo, Davis Polk & Wardwell LLP

Noam Nativ, Executive Vice President, General Counsel and Company Secretary of the Company

ZIM Integrated Shipping Services Ltd